TV AZTECA PRESS RELEASE


FOR IMMEDIATE RELEASE
---------------------

     MEXICO CITY,  JANUARY 27, 2004--TV  Azteca,  S.A. de C.V. (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that several shareholder lawsuits have been filed against the Company in the U.S. District Court of the Southern District of New York. The Company denies any wrongdoing and intends to vigorously defend these actions.

     Within the next several weeks, it is expected that those lawsuits will be consolidated into a single shareholder class action against the Company. Thereafter, the court must appoint a lead plaintiff. Notice will be given to all shareholders to enable them to request lead plaintiff status. That process of selecting a lead plaintiff in the United States may take several months. Thereafter, it is customary that an amended consolidated complaint will be filed by the newly appointed lead plaintiff.

     The Company then must either move to dismiss the complaint, or answer. If the Company moves to dismiss, all discovery is stayed pending the courts decision on the motion. Decision on any motion to dismiss would likely not be issued for a period of six to nine months after a consolidated complaint is filed.

     If the motion to dismiss is denied, the case will proceed to discovery and trial, if necessary.

     Those actions have been assigned to, and will be heard by, Judge Sprizzo in the Southern District of New York.

     All questions regarding these actions should be directed to the Company's litigation counsel in the United States, for purposes of these proceedings, Richard A. Spehr, Esq., Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York 10019, (212) 262-1910.



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COMPANY PROFILE
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     TV  Azteca  is  one  of the  two  largest  producers  of  Spanish  language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

              Bruno Rangel                           Omar Avila
             5255 3099 9167                        5255 3099 0041
        jrangelk@tvazteca.com.mx               oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

            Tristan Canales                         Daniel McCosh
           5255 ?3099 ?5786                        5255 3099 0059
        tcanales@tvazteca.com.mx               dmccosh@tvazteca.com.mx